Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Moscow and The Hague – May 22, 2013 – Yandex N.V. (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, announces that all resolutions proposed at Yandex’s 2013 Annual General Meeting of Shareholders (“AGM”), held on Tuesday, May 21, 2013 have been passed.

The total number of Class A shares eligible to vote at the AGM was 232,984,035, with a total of 231,524,035 voting rights; the total number of Class B shares was 96,034,266, with a total of 959,885,700 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One – Approval of 2012 statutory accounts

Regarding the proposal to approve the 2012 statutory accounts of Yandex, 1,049,458,552 votes cast in favor, 17,971 votes cast against, and 638,021 votes abstained.

Proposal Two – Addition of 2012 profits to retained earnings

Regarding the proposal to add the 2012 profits of Yandex to retained earnings, 1,050,079,028 votes cast in favor, 22,338 votes cast against, and 13,178 votes abstained.

Proposal Three – Discharge of directors

Regarding the proposal to grant discharge to the directors for their management during the past financial year, 1,049,275,770 votes cast in favor, 379,713 votes cast against, and 459,061 votes abstained.

Proposal Four – Appointment of new director

The following Director was appointed to serve for a one year term:

Director	Number of Shares For	Number of Shares Against	Number of Shares Abstained
Rogier Rijnja	1,047,149,601	2,942,319	22,624

Proposals Five, Six and Seven –Re-appointment of directors

The following three Directors were re-appointed to serve until their respective successors are duly elected and qualified:

Director	Number of Shares For	Number of Shares Against	Number of Shares Abstained
Ilya Segalovich	1,043,919,163	3,893,212	2,302,169
Charles Ryan	1,044,314,129	3,492,815	2,307,600
Alexander Voloshin	1,043,785,650	4,022,404	2,306,490

Proposal Eight – Cancellation of shares

Regarding the proposal to cancel Yandex’s outstanding Class C shares, 1,049,581,086 votes cast in favor, 215,428 votes cast against, and 318,030 votes abstained.

Proposal Nine – Amendment of Articles of Association

Regarding the proposal to amend Yandex’s Articles of Association to confirm them to recent changes in Dutch law, 1,036,360,306 votes cast in favor, 8,097,163 votes cast against, and 5,657,075 votes abstained.

Proposal Ten – Appointment of Auditor

Regarding the proposal to ratify the selection by the Audit Committee of ZAO Deloitte & Touche CIS as Yandex’s independent registered public accounting firm for the year ending December 31, 2013, 1,048,858,027 votes cast in favor, 1,273,143 votes cast against, and 15,988 votes abstained.

Proposals Eleven, Twelve and Thirteen – General designations and authorizations of the Board of Directors

Regarding the proposal to authorize the Board to issue ordinary shares and preference shares, 953,888,305 votes cast in favor, 96,207,305 votes cast against, and 18,934 votes abstained.

Regarding the proposal to authorize the Board to exclude pre-emptive rights, 945,288,897 votes cast in favor, 104,798,805 votes cast against, and 26,842 votes abstained.

Regarding the proposal to authorize the Board to acquire shares in Yandex, 992,607,894 votes cast in favor, 54,645,819 votes cast against, and 2,860,831 votes abstained.

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing the world with search and online services one market at a time. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.